

August 5, 2015

<u>Via E-mail</u>
Timothy W. Baker
President, Chief Operating Officer and Chief Financial Officer
Cynosure, Inc.
5 Carlisle Road
Westford, MA 01886

  Re: **Cynosure, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed March 13, 2015
    File No. 0-51623

Dear Mr. Baker:

  We refer you to our comment letter dated July 8, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Cecilia Blye

         Cecilia Blye, Chief
         Office of Global Security Risk

cc: Amanda Ravitz
    Assistant Director
    Division of Corporation Finance

    Peter C. Anastos
    Senior Vice President, General Counsel and Secretary
    Cynosure, Inc.